Filed by Equity Residential

ERP Operating Limited Partnership

(Commission File Nos.: 001-12252

000-24920)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AvalonBay Communities, Inc.

(Commission File No.: 001-12672)

Date: May 21, 2026

Microsite

On May 21, 2026, Equity Residential and AvalonBay Communities, Inc. launched a website (https://www.rentingredefined.com/). The following is a reproduction of content from the website.

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Redefining Leadership in Rental Housing

AvalonBay and Equity Residential are combining to create one of the country's leading real estate companies. This combination creates a new and fundamentally stronger company with the differentiated scale, capabilities, and balance sheet strength to enhance the resident experience, redefine leadership in rental housing, and deliver structurally superior earnings growth and value creation for shareholders.

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Delivering Benefits to All Stakeholders



Investors

Delivering structurally superior cash flow generation, earnings growth, and value for shareholders.

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Residents

Faster service response, smarter technology, and locally based professional teams — delivering a better experience across 180,000+ apartments.

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Communities

Thirty years of community investment, expanded affordable housing commitments, and a long-term ownership mindset in every market we call home.

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Details of the Transaction

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Benefits

Investors Residents Communities Affordable Housing

Investors

A New and Fundamentally Stronger Company

Leading Operating Platform

Technology, AI, automation, and centralized services deployed across a larger portfolio enable neighborhood-based operations and centralized services, driving margin expansion at a lower cost per unit — generating stronger NOI from existing assets and better returns on new investments.

Leading Development Platform

$4.4 billion and approximately 10,800 apartments currently under construction, solidifying the combined company as one of the country's leading creators of new rental housing. The combined company's $4.2 billion development rights pipeline provides a strong foundation to meaningfully increase annual new development start activity — a continued driver of earnings growth and value for shareholders.

Leading Capital Allocator

The combined company will generate approximately $2 billion of annual cash flow and self-funding capacity to deploy across multiple channels of growth, utilizing operational scale and customer insights to allocate capital to the strongest risk-adjusted returns. Dual A3/A- credit ratings provide superior capital markets access and the flexibility to pursue accretive investment opportunities.

Attractive and Growing Dividend

An initial expected annualized dividend of $2.81 per share — equivalent to Equity Residential's existing dividend and higher than AvalonBay's current yield.





Residents

A Better Experience, Every Day

Our residents choose us not just for our apartments, but for the experience of living in them. Both companies have consistently earned recognition for resident satisfaction — a reflection of the care we put into every interaction, every service, and every community we operate. As a combined company, we will continue to meet that standard.

Faster, More Responsive Service

The combined company's investment in technology, AI, and centralized services will mean faster maintenance response, better digital tools, and more consistent experiences across every community we manage. That commitment shows up every day.

Local Teams Who Know Your Market

Our locally based professional teams live and work in the markets they serve — delivering responsive, high-quality service backed by the resources and technology of a scaled organization. The people you know, the service you expect, and the community you call home all continue.

Data-Driven Operations

180,000+ apartments generate an unmatched volume of operational data. The combined company will use it to optimize operational decisions — allowing us to deliver more for every resident.

Communities

What We Stand For

AvalonBay Communities and Equity Residential have each spent more than 30 years building something that goes beyond a portfolio of apartment homes. Both companies have earned recognition as great places to live, great places to work, responsible community partners, and responsible stewards of the environment. That alignment of values is not a coincidence. It is one of the reasons this combination makes sense. Together, we will be even stronger.

We Create Great Places to Live

Both companies have consistently earned recognition for resident satisfaction — a reflection of the care we put into every interaction, every service, and every community we operate.

We Are a Great Place to Build a Career

Both companies have built award-winning cultures where people want to stay, grow, and do their best work — and the combined company will build on the best of both.

We Give Back to the Communities We Call Home

Through philanthropy, employee volunteerism, and partnerships with local nonprofits, both companies have invested meaningfully in the communities around them — and as a combined company, we will continue to give back.

We Are Built for the Future

Both companies have made meaningful commitments to sustainability as a reflection of our long-term responsibility to residents, communities, and the environment.

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Communities What We Stand For AvalonBay Communities and Equity Residential have each spent more than 30 years building something that goes beyond a portfolio of apartment homes. Both companies have earned recognition as great places to live, great places to work, responsible community partners, and responsible stewards of the environment. That alignment of values is not a coincidence. It is one of the reasons this combination makes sense. Together, we will be even stronger. We Create Great Places to Live Both companies have consistently earned recognition for resident satisfaction — a reflection of the care we put into every interaction, every service, and every community we operate. We Are a Great Place to Build a Career Both companies have built award-winning cultures where people want to stay, J grow, and do their best work — and the combined company will build on the best of both. We Give Back to the Communities We Call Home ‘ Through philanthropy, employee volunteerism, and partnerships with local nonprofits, both companies have invested meaningfully in the communities around them — and as a combined company, we will continue to give back. We Are Built for the Future Both companies have made meaningful commitments to sustainability as a reflection of our long-term responsibility to residents, communities, and the environment. Learn More Affordable Housing Our Commitment Housing affordability is one of the most pressing challenges facing communities across the country. Our combination creates one of the nation’s leading rental apartment companies, and we believe that scale comes with both the ability and the responsibility to be part of the solution. Both AvalonBay Communities and Equity Residential have successfully created and preserved affordable housing — directly and in partnership with local community nonprofits — over our 30-year plus histories as public companies. 3 Approximately 30% of our communities include an affordable or mixed-income component, representing 7,200 affordable apartment homes across our B markets. As a combined company, we are deepening that commitment through new and ‘ expanded initiatives: $25 million revolving Affordable Housing Seed Fund providing predevelopment capital to nonprofit developers — filling the gap where affordable projects most often stall, before construction financing is in Expanded partnerships with nonprofit affordable housing developers across all of our regions • ‘ A naturally occurring affordable housing preservation program designed to protect long-term affordability by offering NOAH assets to qualified nonprofit owner-operators We believe companies with our scale have an obligation to act and make commitments that are specific, funded, and built to last. That is our standard. Learn More Equity Residential Privacy Policy Legal disclosures Cookies Settings © 2026 AvalonBay Communities and Equity Residential. All rights reserved.

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Transaction Details

$69B Enterprise Value	$4.4B Under Construction	$2B Annual Cash Flow and Self-Funding Capacity
$125M Net Synergies After Real Estate Tax Reassessments	600+ Communities Managed	180K+ Apartments Managed

Transaction Structure

51.2% AvalonBay Shareholder Ownership	48.8% Equity Residential Shareholder Ownership	2.793 to 1 EQR to AVB Exchange Ratio

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Investor Presentation

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Resources

View All | Press Releases | Presentations | Fact Sheets | Investor Call | SEC Filings

Press Releases

AvalonBay Communities and Equity Residential Announce Merger of Equals, Creating One of the Country's Leading Real Estate Companies

May 21, 2026

Presentations

AVB+EQR

May 21, 2026

Fact Sheets

What We Stand For

May 21, 2026

Fact Sheets

Our Commitment to Affordable Housing

May 21, 2026

Investor Call

Joint Investor Call

May 21, 2026

SEC Filings

Equity Residential SEC Filings

SEC Filings

AvalonBay SEC Filings

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AvalonBay COMMUNITIES | Equity Residential

What We Stand For

AvalonBay Communities and Equity Residential have each spent more than 30 years building something that goes beyond a portfolio of apartment homes. Both companies have earned recognition as great places to live, great places to work, responsible community partners, and responsible stewards of the environment. That alignment of values is not a coincidence. It is one of the reasons this combination makes sense. **Together, we will be even stronger.**

Recent Awards & Recognitions

AvalonBay COMMUNITIES

USA Today
Top Workplace

Newsweek
America's Most Charitable Companies

US Department of Energy
Better Project Award

NAREIT
Leader in the Light – Responsibility

Global Real Estate Sustainability Benchmark
Regional Sector Leader, Listed – Development

Institute for Market Transformation
Green Lease Leader
Gold Level

ORA Power Ranking
#5 for Multifamily REITs

NMHC Rankings
#4: Top Owners
#14: Top Managers
#14: Top Developers
#19: Top Builders

Equity Residential

Barron's
10 Most Sustainable U.S. REITs

Newsweek
America's Most Responsible Companies

Glassdoor
Best Places to Work, Employees' Choice

NAREIT
Residential Leader in the Light

Sustainalytics
Industry Top Rated

Sustainalytics
Regional Top Rated

S&P Global
Sustainability Yearbook Membership

S&P Global
Best-in-Class World and North American Indices

Combined Philanthropic Contributions in 2025 ~$3.4 million Cash & In-Kind Donations ~16,600 Volunteer Hours Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which AvalonBay Communities, Inc. (“AvalonBay”) and Equity Residential operate, as well as beliefs and assumptions of AvalonBay and Equity Residential. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that AvalonBay and Equity Residential expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between AvalonBay and Equity Residential, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where AvalonBay and Equity Residential operate and AvalonBay’s and Equity Residential’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to AvalonBay’s and Equity Residential’s ability to obtain the required respective stockholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that AvalonBay’s and Equity Residential’s businesses will not be integrated successfully or that such integration may be more difficult, time- KjJ consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against AvalonBay, Equity Residential or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of AvalonBay and Equity Residential management from ongoing business operations, will harm AvalonBay’s and Equity Residential’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact AvalonBay’s and Equity Residential’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring AvalonBay and Equity Residential to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of AvalonBay and Equity Residential to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect AvalonBay’s and Equity Residential’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting AvalonBay’s and Equity Residential’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of real estate investment trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in AvalonBay’s and Equity Residential’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by AvalonBay and Equity Residential, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither AvalonBay nor Equity 2026 AvalonBay Communities and Equity Residential. All rights reserved . except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if AvalonBay’s and Equity Residential’s underlying assumptions prove to be incorrect, AvalonBay’s, Equity Residential’s and the combined company’s actual results may vary materially from what AvalonBay and Equity Residential may have expressed or implied by these forward-looking statements. AvalonBay and Equity Residential caution not to place undue reliance on any of AvalonBay’s or Equity Residential’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect AvalonBay or Equity Residential. No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Additional Information and Where to Find It In connection with the proposed transaction between AvalonBay and Equity Residential, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to AvalonBay’s stockholders and Equity Residential’s shareholders seeking their respective approval of the proposed transaction and other related matters. Each of AvalonBay and Equity Residential may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that AvalonBay and Equity Residential (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AVALONBAY AND EQUITY RESIDENTIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by AvalonBay and Equity Residential, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investor” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888879-6356 or by email at investorrelations@eqr.com. Participants in the Solicitation AvalonBay, Equity Residential, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from AvalonBay’s and Equity Residential’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of AvalonBay’s securities by its directors and executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual meeting of Stockholders or the holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from AvalonBay or Equity Residential using the sources indicated above.

Our Commitment to Affordable Housing Equity Residential

Housing affordability is one of the most pressing challenges facing communities across the country. Our combination creates one of the nation’s leading rental apartment companies, and we believe that scale comes with both the ability and the responsibility to be part of the solution. Both AvalonBay Communities and Equity Residential have successfully created and preserved affordable housing — directly and in partnership with local community nonprofits — over our 30-year plus histories as public companies. At a Glance Our combination strengthens our ability to increase access to affordable housing. Here are our commitments. We will be positioned as one of the country’s We will launch a $25 million affordable housing leading developers of apartment communities, bridge loan facility to help nonprofit developers which will result in more apartment units build new affordable apartment projects. dedicated to low- and moderate-income residents across our markets, as well as increase the competitive supply of market-rate housing. We will deepen our investment in community- We will further partner with mission-driven based nonprofit housing partners with new and nonprofit affordable housing operators to expanded commitments across all our regions. preserve naturally occurring affordable housing that exists within our portfolio.

Where We Stand Today

We come to this work with a strong track record — and real momentum.

- Approximately 30% of our communities include an affordable or mixed-income component, representing more than 7,200 affordable apartment units across our markets.
- More than half of the communities we currently have under construction include a dedicated affordable or mixed-income component.
- Through two preservation funds managed by Preservation Equity Fund Advisors, we have helped acquire and preserve affordable homes across six states.
- We have contributed meaningfully each year in cash and in-kind support to nonprofit partners working on housing insecurity in our local markets, including programs like the Denver school teacher initiative, where we provided local educators with a full year of free housing.
- We have built lasting public-private partnerships with nonprofit affordable developers in the Mid-Atlantic, California, and beyond with organizations such as True Ground Housing Partners, BRIDGE Housing, and West Hollywood Community Development Corporation.

This is the foundation we are building on to further enhance affordable housing in the communities in which we operate.

We Will Help Build New Affordable Homes

We are putting our development expertise and capital to work where it is needed most.

As part of our expanded development capacity, we are committed to continuing to develop communities that include homes dedicated to low- and moderate-income residents. By creating more housing supply, from market rate to affordable, we intend to be a meaningful part of addressing the country's need for new homes.

We will launch a $25 million affordable housing bridge loan facility designed to solve one of the most persistent and overlooked barriers in affordable housing development: the gap between a project's earliest planning stages and construction financing closing. Nonprofit developers routinely invest millions in a project before a single dollar of construction financing is in place — covering consultant fees, permit costs, and other predevelopment expenses — often with little access to capital to bridge that period. The bridge loan facility is designed to fill exactly that gap.

Nonprofit developers in our markets will be able to apply for loans through an open, competitive process. Loans will be repaid from the permanent capital stack at construction closing and recycled into the next project, creating a self-sustaining fund capable of supporting five to ten projects at any given time.

We Will Deepen Our Investment in Community-Based Partners

Local partnerships drive local impact.

We will significantly expand our financial support through our corporate philanthropy program, with a focus on housing insecurity and community stability across our markets.

This will include deepening our commitment to the nonprofit affordable housing developers who do this work every day. In the Mid-Atlantic, we are making a lead commitment to True Ground Housing Partners, supporting their work to create and preserve affordable homes in the Washington, D.C. region. We are expanding our affordable housing partnerships in California, building on existing relationships with organizations that share our commitment to preservation and community development. And we are actively pursuing new partnerships in each of our regions.

These are long-term commitments to the communities where we live and work.

AvalonBay | Equity Residential
3

We Will Help Preserve Affordable By partnering with mission-driven operators, we will help ensure that these types of apartments remain Housing That Already Exists affordable for the long term — not just for today’s Creating new affordable housing is essential, residents, but for the families who will need them and so is protecting what already exists. years from now. Naturally occurring affordable housing, known as This builds directly on work both of our companies NOAH, represents a critical and often overlooked part have already done. It is a proven model, and we intend of the affordable housing ecosystem. to expand it. Where we have NOAH assets in our portfolio, we will identify them and seek to partner with qualified local nonprofit owner-operators for long-term preservation. This Is Just the Beginning We believe companies with our scale have an obligation to act and make commitments that are specific, funded, and built to last. That is our standard.

Equity Residential Transaction Details Benefits Resources FAQs Contact FAQs Why are AvalonBay and Equity Residential combining? X AvalonBay and Equity Residential are combining to create one of the country’s leading real estate companies. This combination creates a new and fundamentally stronger company with the differentiated scale, capabilities, and balance sheet strength to enhance the resident experience, redefine leadership in rental housing, and deliver structurally superior earnings growth and value creation for shareholders. What is the structure of this transaction? X This is a merger of equals—neither company is acquiring the other. Who will lead the combined company? X Benjamin Schall, President and CEO of AvalonBay, will lead the combined company. Where will the combined company be headquartered? X The combined company will have dual headquarters in Arlington, VA and Chicago, IL, and intends to have a meaningful and ongoing presence in both locations. When is the transaction expected to close? X The transaction is expected to be completed in the second half of 2026, subject to shareholder approval and the satisfaction of customary closing conditions. Equity Residential Privacy Policy Legal disclosures Cookies Settings © 2026 AvalonBay Communities and Equity Residential. All rights reserved.

AvalonBay | Equity Residential

Transaction Details Benefits Resources FAQs Contact

Contact

AvalonBay

Investors
Matthew Grover
Matthew_Grover@AvalonBay.com
(703) 317-4524

Media
FGS Global
AVB-EQR@fgsglobal.com

Equity Residential

Investors
Marty McKenna
mmckenna@EQR.com
(312) 928-1901

Media
FGS Global
AVB-EQR@fgsglobal.com

AvalonBay | Equity Residential

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Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which AvalonBay Communities, Inc. (“AvalonBay”) and Equity Residential operate, as well as beliefs and assumptions of AvalonBay and Equity Residential. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that AvalonBay and Equity Residential expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between AvalonBay and Equity Residential, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where AvalonBay and Equity Residential operate and AvalonBay’s and Equity Residential’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to AvalonBay’s and Equity Residential’s ability to obtain the required respective stockholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that AvalonBay’s and Equity Residential’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against AvalonBay, Equity Residential or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of AvalonBay and Equity Residential management from ongoing business operations, will harm AvalonBay’s and Equity Residential’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact AvalonBay’s and Equity Residential’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring AvalonBay and Equity Residential to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of AvalonBay and Equity Residential to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect AvalonBay’s and Equity Residential’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting AvalonBay’s and Equity Residential’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of real estate investment trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in AvalonBay’s and Equity Residential’s Annual Reports on Form 10K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by AvalonBay and Equity Residential, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither AvalonBay nor Equity Residential undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if AvalonBay’s and Equity Residential’s underlying assumptions prove to be incorrect, AvalonBay’s, Equity Residential’s and the combined company’s actual results may vary materially from what AvalonBay and Equity Residential may have expressed or implied by these forward-looking statements. AvalonBay and Equity Residential caution not to place undue reliance on any of AvalonBay’s or Equity Residential’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect AvalonBay or Equity Residential. No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It In connection with the proposed transaction between AvalonBay and Equity Residential, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to AvalonBay’s stockholders and Equity Residential’s shareholders seeking their respective approval of the proposed transaction and other related matters. Each of AvalonBay and Equity Residential may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that AvalonBay and Equity Residential (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AVALONBAY AND EQUITY RESIDENTIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by AvalonBay and Equity Residential, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investor” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com. Participants in the Solicitation AvalonBay, Equity Residential, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from AvalonBay’s and Equity Residential’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of AvalonBay’s securities by its directors and executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual meeting of Stockholders or the holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from AvalonBay or Equity Residential using the sources indicated above.